WOODSIDE
AUSTRALIAN ENERGY

02 MAR -5 AM 8:49

14 December 2001

02015617

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- News Release in relation to North West Shelf Ventures approving second trunkline project, lodged with the Australian Stock Exchange on 12 December 2001.
- News Release in relation to Metal Trades Workers to benefit from LNG Expansion Contracts lodged with the ASX on 13 December 2001.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

14 December 2001

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- News Release in relation to North West Shelf Ventures approving second trunkline project, lodged with the Australian Stock Exchange on 12 December 2001.
- News Release in relation to Metal Trades Workers to benefit from LNG Expansion Contracts lodged with the ASX on 13 December 2001.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

Acknowledged ______________________ X

Dated ______________________ X

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Thursday, 13 December 2001
9.00AM (WST):

METAL TRADES WORKERS TO BENEFIT FROM LNG EXPANSION CONTRACTS

The North-West Shelf LNG Expansion Project today announced the award of construction contracts worth more than A$175 million that will provide a significant employment boost to the Australian metal trades' industry.

The Mechanical On-Plot Erection Contract, worth more than A$120 million, was awarded by the Kellogg Joint Venture (KJV), on behalf of NWS Operator Woodside, was awarded to CBI Constructors Pty Ltd. CBI Constructors is the Australian subsidiary ofChicago Bridge & Iron Company N.V. and has been operating in Australia for more than 60 years.

The Mechanical On-Plot is the biggest mechanical erection contract for the Expansion Project. CBI will commence the mobilisation of its workforce to the Burrup Peninsula construction site in March 2002.

Manfred Henze, Woodside General Manager Onshore Projects, said that the contract would require about 450 tradesmen on site and nearly all of these would be drawn from the local trades.

"This LNG Expansion project is continuing to provide opportunities for Australian companies and individuals, with this latest contract set to provide a major boost to employment in the trades for at least the next two years," he said.

Mr Henze encouraged those seeking employment opportunities on the Expansion Project to do so via the Chamber of Commerce and Industry's (CCI) employment "shopfront" in Karratha (08 9144 2140) or HR Connect (08 9420 0888). Labour is not being taken on at the site.

He cautioned against travelling to Karratha without employment and accommodation.

In a further boost, the Project announced the award of a general service contract to the Brambles Monadelphous Joint Venture, worth more than $50m. The joint venture between the Australian transport and engineering company will commence mobilising a workforce of up to 100 personnel to site early next year.

.../2

Under the contract, the Brambles Monadelphous Joint Venture will provide services, including:

- Warehousing services and on-site logistics
- Cranes with a lift-capacity of up to 600 tonnes.
- Removal and disposal of waste from site
- Miscellaneous civil and mechanical erection work.

In other developments, the Project announced the award of a pipe-spool contract in a fierce international competition to Australian company United Construction Pty Ltd. The value of the contract exceeds A$10 million.

United Construction was awarded the contract for the provision of more than 3200 tonnes of stainless and carbon steel piping up to 1.8m in diameter.

Mr Henze said the award of a pipe spool contract to United was the result of close co-operation between the Project, the Industrial Supplies Office of Western Australia (ISOWA) and industry.

"I am absolutely delighted about this result," Mr Henze said.

"Initial indications were that local manufacturers had little chance to successfully compete with overseas bidders because of the size and volume of piping required, the tight schedule in which it was required, and the reduced capacity of Australian workshops following a number of years of downturn in the industry.

"The Project worked very closely with ISOWA to see where reasonable changes could be made to contract packages in an effort to maximise opportunities locally. It has been a win-win result for all the parties."

To date, Australian companies have won more than $400 million in contracts for the Project. This is expected to climb to near $1 billion by the time the Project is completed in 2004.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Woodside Energy Ltd.
Tony Johnson, Senior Adviser External Affairs
W: (08) 9348 5034 M: (0417) 916 634

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Geoff Wedgwood, Investor Relations Manager
W: (08) 9348 4283 M: (0419) 944 297

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Wednesday, 12 December 2001
9.00AM (WST):

NORTH WEST SHELF VENTURE APPROVES SECOND TRUNKLINE PROJECT

The North West Shelf Venture will build a second trunkline from its offshore facilities to its onshore plant near Karratha in Western Australia.

The decision follows advice that each participating company has now approved expenditure for the project, with construction contracts to be awarded with immediate effect.

The six joint venture participants had previously announced in-principle support for the second trunkline in March 2001.

The trunkline will link the Venture's offshore production facilities, about 130km north west of Karratha, to the onshore gas plant on the Burrup Peninsula, Western Australia The pipeline will be 1067 millimetres in diameter (42 inches) with a wall thickness of 23.9 millimetres.

The second trunkline represents an investment of about A$800 million and is complementary to the current expansion of the Venture's onshore gas processing facilities. This expansion includes a fourth LNG processing train and associated infrastructure. The A$1.6 billion fourth train has a capacity of 4.2 million tonnes of LNG a year.

The second trunkline will provide extra capacity to supply existing Japanese and other customers. Total agreements for LNG from Train 4 now stand at almost 3.9 million tonnes of LNG a year.

The 42 inch diameter sizing of the second trunkline has been chosen to provide sufficient capacity to feed LNG Trains Four and Five and to cater for substantial growth in gas supply demand for domestic use and onshore downstream gas processing. Trains Four and Five will more than double the current LNG plant capacity from 7.3 to 16 million tonnes per annum.

North West Shelf Gas, the Australian domestic gas marketing representative for the North West Shelf Venture, has several Memorandums of Understanding with prospective customers for gas-related projects on the Burrup.

Construction of the trunkline is scheduled to finish in April 2004 to coincide with completion of Train 4. First LNG production from Train 4 is scheduled for mid-2004.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Woodside Energy Ltd.
Tony Johnson, Senior Adviser External Affairs
W: (08) 9348 5934 M: (0417) 916 638

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Geoff Wedgwood, Investor Relations Manager
W: (08) 9348 4283 M: (0419) 944 297